Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

corporate.communications@usairways.com July 03, 2013 > Issue 20 rivals A joint merger communication for employees of the new American Creating a premier global carrier IMO: Hi Ho, Hi Ho – It’s Off to Plan We Go Last week, integration planning teams gathered in Dallas-Fort Worth for a “Big Tent” integration planning meeting and continued to work toward the expected closing of the combination in the third quarter of 2013. At this meeting, team members from both American Airlines and US Airways continued to work together – building enthusiasm and preparing for the creation of the world’s premier airline. Here’s an overview of what your colleagues are focused on as we move closer to the closing of the merger and the execution of the integration process: > Moving expeditiously to capture the value inherent in the merger > Ensuring a flawless experience for our customers as we implement the integration > Providing our employees with all the tools and training necessary to effect the changes in our policies and procedures resulting from the merger > Ensuring that all the tasks necessary for a successful closing of the merger—for example, conforming our financial and accounting policies—will be timely executed The integration planning teams are also preparing to hit the ground running on key components of the new American, including US Airways’ entry into oneworld, reciprocal code sharing, and frequent flyer “earn” and “burn” and elite recognition. These decisions will be determined following the closing. While there is a lot of work to be done, we are doing everything we can now to ensure that we are poised to succeed and to keep the momentum going. Bev Goulet, SVP and Chief Integration Officer, American Doug Parker, CEO, US Airways “This process is extremely important and is getting more important. We expect legal close of the merger in the fall and the fall is quickly approaching. We are building the best airline in the world and restoring American to its rightful place. Millions of customers and thousands of employees are counting on us to deliver.” –Doug Parker Send us your questions! corp.comm@aa.com

2 corporate.communications@usairways.com Send us your questions! corp.comm@aa.com IMO Meeting Update (continued) ?We have to balance carefully what we do on day one after legal close. We must be able to give our employees the tools they need to provide timely and accurate information to our customers. We need to be able to look our customers in the eye and tell them exactly what is going to happen with the merger. Our focus is on the next four to six months and we have work to do. IMO teams have identified more than 1,000 initiatives and six thousand action items.Bev Goulet Jim Butler (American), Fern Fernandez (US Airways), Suzanne Rubin (American), Charles Breer (US Airways), John Boettcher (American), Eduardo Marcos (American), Scott Chandler (American) and Heather Samp (US Airways) Robert Isom, EVP and COO, US Airways I fly a lot and the employees of both carriers are excited about the merger and they are looking forward to a fresh start. They are excited about the future and our job is to keep them excited about the future of the new American. Scott Kirby, President, US Airways Correction: Oops! On page one of last weeks issue, we incorrectly included Charlotte?s airport code as CHL instead of CLT. We apologize for the typo and thank you for bringing this to our attention.

corp.comm@aa.com Send us your questions! 3 Our 4th of July Traditions! &gt; “In 2008 when I was an employee of less than 6 months, July 4 fell on a Friday. My husband, son and I non-revved to Washington, D.C. from PHX on Friday morning. We arrived just in time to drop our luggage at the hotel and race to the National Mall to watch fireworks next to the Washington Monument. We were so close we could feel the concussions in our chest with each explosive boom. That is an Independence Day celebration we will never forget!? Kepi Peterson, Administrator, Emergency Planning & Response, US Airways &gt; “I live across the park and the city has fireworks every year. We always BBQ and invite my family and friends to come over. We eat all day and have fun. In the evening, we either go to the park and watch the fireworks or we just sit at my house and watch from there. I love the 4th of July!” Polini Burgess, Material Logistics Specialist, American Airlines DFW The best place in the country for July 4th fireworks is Seattle. My spouse and I borrowed a dinghy and motored to the cordoned-off perimeter close to the barge, which essentially put us almost directly underneath the show. The spectacle, with its unique and spectacular Pacific Northwest setting was a breathtaking in your face performance we will never forget. George Legge, Technical Writer, US Airways &gt; “Chicago puts on a very nice display choreographed to music on July 3rd off of Navy Pier over Lake Michigan. Joliet does the same on July 3rd over the Illinois & Michigan canal. But, my favorite thing on the 4th is launching backyard fireworks, grilling, and enjoying the company of friends and family.” Gregory Bonk, Line Mechanic, American Airlines ORD &gt; “Is there a more patriotic place to view the fireworks than in our Nation s Capital on the National Mall in Washington, D.C. Watching the fireworks light up the sky over the Washington Monument and listening to the National Symphony Orchestra play Tchaikovsky’s 1812 Overture during the Capitol Fourth is an emotionally charged night that makes you just want to stand up, put your hand on your heart and yell out God Bless America. Caroline Ray, Corporate Secretary, US Airways &gt; “This will be the third year we put on our own show in our yard. We live just outside of city limits so we can buy the really big fireworks and set them off ourselves. We will have family and friends over for dinner and fireworks fun!” Jackie Prince, Senior Analyst Customs, American Airlines—TUL Kepi Peterson The fireworks at Chicago’s Navy Pier. George Legge Jackie Prince Caroline Ray

corporate.communications@usairways.com 4 Send us your questions! corp.comm@aa.com Family Flyers: The Brothers McCullough We caught up with Dave and Bob McCullough, two brothers who work for American Airlines and US Airways, respectively, and who share a passion for the airline industry. They may be brothers already, but they re looking forward to also being colleagues of the new American when our companies join. How long have you been with the airline Dave: 27 years with American and I ve been in TULE the entire time. Bob: 24 years with US Airways and I ve been in PIT since I first started. What is your role with American/US Airways Dave: I m a Quality Control Inspector in the Aircraft Overhaul department at the Tulsa Maintenance Base. When the planes come to TULE for maintenance visits, our QC department s main purpose is fleet safety. Our team not only performs scheduled inspections and documents items which need repair, but we also have to sign off on any flight critical work accomplished on the aircraft by the maintenance technicians. Bob: I work in Operations Engineering. We provide aircraft performance data for all of the mainline fleet and new aircraft acquisitions, and also conduct performance evaluation of new city pairs. Why did you decide to go into the airline business Dave: Our Uncle Tom was a pilot, and we were pretty close to him growing up. We really enjoyed listening to his stories about aviation. I actually started out as an auto mechanic and did that for about 10 years before I went back to school to pursue a career in aviation. Bob: I enjoy aircraft very much, and our pilot uncle, Tom, made a strong impression on me. His son, our cousin, is actually employed by Delta in their heavy maintenance organization in Atlanta. What is your favorite part about your job Dave: I ve been fortunate for most of my career to be able to work the hours I want and balance work and time with my family. I also enjoy the people I work with; many are probably about the same age as me and have been with the company the same length of time. Bob: I most enjoy the interaction with the people I work with and the ability to support the airline in our daily operations to make sure we meet company operational objectives. What are some of the differences or similarities between your jobs and companies Bob: The primary objective of what we do in my department is to maintain a high-level of safety throughout the airline. I like to tell people, I fly a desk, because I do have more of a desk job. But I miss getting my hands on hardware like I used to. Dave: I agree. I think a lot of the things we provide are safety-related for both companies. My main function is making sure our aircraft are maintained properly, but my role is more hands-on on the aircraft every day. How do you think the merger will change your relationship as brothers and colleagues Dave: Being able to see each other a lot more will make our relationship even better than what we ve got right now. I think once this merger is complete we ll have the opportunity to get together for longer periods of time. Plus I m looking forward to taking him motorcycle riding to some of my favorite spots. Bob: I hope to have the opportunity to see him on a face-to-face basis more often in the future, and I ll be able to have more interactive conversations about what he s working on and what I m working on. In a lot of cases, I think they ll cross one another. The McCullough brothers, Dave (left) and Bob (right), also have a shared hobby of motorcycle riding.

corp.comm@aa.com Send us your questions! 5 Law of the Land (and Home of the Brave) Following is legal language, which we’re required to print on each internal and external publication related to the merger. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. AMR Corporation (“AMR”) has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a proxy statement of US Airways Group, Inc. (“US Airways”) that also constitutes a prospectus of AMR, and US Airways has filed with the SEC its definitive proxy statement on Schedule 14A. AMR and US Airways have mailed the proxy statement/prospectus to US Airways security holders. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about AMR and US Airways through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the proxy statement/prospectus related to the proposed transaction. These documents can be obtained free of charge from the sources indicated above. Stay in the Know We’ll continue sending you updates to keep you informed. In the meantime, please visit: New Jetnet (newjetnet.aa.com) or Wings (wings.usairways.com) www.newAmericanarriving.com – a website dedicated to the new American Airlines Follow us on Twitter at @AmericanAir, @USAirways and @USemployees, and on Facebook (AmericanAirlines and US Airways) Questions: corp.comm@aa.com or corporate.communications@usairways.com Permission to use quotes neither sought nor obtained. American Airlines and US Airways do not, by their reference to or distribution of these statements, imply their endorsement of or concurrence with the opinions, conclusions or recommendations quoted above. Arrivals July 03, 2013 ISSUE 20 Past issues available on new Jetnet and Wings